

Mail Stop 7010

April 10, 2009

Via U.S. mail and facsimile

Mr. Ara K. Hovnanian
President and Chief Executive Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, NJ 07701

> **RE: Form 10-K for the fiscal year ended October 31, 2008**
> **Form 10-Q for the fiscal period ended January 31, 2009**
> **File No. 001-08551**

Dear Mr. Hovnanian:

We have reviewed your response letter dated March 25, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 8 – Mortgages and Notes Payable, page F-18

2. We note your response to comment 2 from our letter dated March 9, 2009. In future filings where your calculation of the fixed charge coverage ratio exceeds at least 2.0 to 1.0 but there is a reasonably possible chance that you will be restricted from paying dividends, making distributions on common and preferred stock, making certain investments or repurchasing debt or equity, please revise to disclose your actual fixed charge coverage ratio with any necessary reconciliation to U.S. GAAP.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

3. It appears that three ratings agencies downgraded your credit ratings between March 4, 2009 and March 16, 2009. At least two of these downgrades occurred after January 31, 2009 but prior to the filing of your Form 10-Q. It is unclear why you did not disclose these downgrades in your Form 10-Q filed on March 11, 2009. Please revise your filing to disclose the implications of these credit downgrades to the following:
   * Scheduled maturity dates of your debt;
   * Availability of your credit lines
   * Interest rates charged on your debt and credit lines;
   * Your debt covenant requirements; and
   * Financial condition, results of operations, and liquidity

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant